7-8-02

814049

02012120

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 8, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company

(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

Acting on behalf and in representation of "Telefónica, S.A.", Joaquín de Fuentes Bardají, Vicesecretary of the Board of Directors hereby informs of the following:

The Company intends to hold a Conference for investors and analysts in Sevilla on March 7th and 8th. Over these two days a series of presentations will be held on the strategic, operative and economic- financial outlook for Telefónica and its business lines.

All the presentations will be sent to the Spanish National Securities Market Commission and to the regulatory bodies of the different markets where the Company's securities are traded .All these presentations will also be available on the Telefónica's Investor Relations' website (www. telefonica.com), where any interested party may obtain information.

Madrid, March 6, 2002

Item 2

Telefónica

SIGNIFICANT EVENT

Telefónica Móviles, S.A., subsidiary of Telefónica. S.A., has reached an agreement in principle with all the shareholders of the Mexican company PEGASO TELECOMUNICACIONES, S.A. de C.V. to acquire approximately 65% of its share capital.

Said agreement sets out the framework within which the Parties will negotiate the definitive contracts for the transaction. After the negotiations and, if applicable, signature of these contracts, the final execution of the transaction, which will include the integration of PEGASO with the other TELEFÓNICA MÓVILES' operators in northern Mexico, will be subject to obtaining the required approvals from the Mexican authorities.

Madrid, March 7th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: March 8, 2002

By: ______________________

Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors